NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-18

October 25, 2006

Cumberland to Receive Cdn$23 Million for Sale of Meliadine Gold Projects

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) (“the Company” ) is pleased to announce that it has sold its Meliadine gold property interests, including its 22% interest in the Meliadine West project and its 50% interest in the Meliadine East project, to Resource Capital Funds (“RCF”) for Cdn$23 million.  As part of this transaction, RCF will assume the Company’s contingent non-recourse loan obligation with respect to the Meliadine West gold project.  In addition, RCF has agreed to a price adjustment of up to Cdn$2 million if additional ounces are outlined as a combined result of the 2006 drill program and a subsequent independent 43-101 resource estimate for Meliadine West.  Comaplex Minerals Corp. and WMC International Limited have waived their preferential purchase rights pertaining to the Meliadine East and West interests and the transaction is scheduled to close November 15, 2006.  RCF is a group of resource-focused private equity funds based in Denver, Colorado and Perth, Australia.  The Meliadine projects are located 20 kilometres north of Rankin Inlet, Nunavut, Canada.

Cumberland will use the proceeds from the sale of the Meliadine projects to partially finance development and construction activities at the Company’s key asset, the Meadowbank gold project.  Meadowbank, host to Canada’s largest pure gold open pit gold reserves, is forecast to produce an average of 330,000 ounces of gold per year over an eight year mine life based on a bankable feasibility study and subsequent bank due diligence1 completed in December 2005.  Cumberland has a 100% interest in the Meadowbank gold project located 70 kilometres north of the hamlet of Baker Lake, Nunavut.

“We are very pleased to be adding Cdn$23 million to our current strong cash position of approximately Cdn$22 million,” commented Kerry Curtis, President and CEO of Cumberland.  “With a recent production decision made by the Company’s Board of Directors and at least Cdn$254 million secured for its gold loan facility, we believe the sale will add to shareholder value by reducing the amount of future shareholder dilution as Cumberland advances Meadowbank towards the mid-tier level of gold production.”

Meadowbank Gold Project

Cumberland is advancing the Meadowbank project toward open pit production based on a bankable feasibility study and subsequent bank due diligence1 completed in December 2005:

Meadowbank Gold Project Production Profile1 (Dec. 2005)

(Assuming long term US$400/oz. gold and US$0.75 per Cdn$1.00)

Mine Life	8.1 years
Average Annual Production Rate: Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz.: Years 1 to 4 Life of Mine	US$175 US$201
Pre-production Capital Costs	US$235 million Cdn$313 million

A production decision was made by the Board of Directors of Cumberland on September 25, 2006. This followed a positive development recommendation by the Nunavut Impact Review Board (“NIRB”) to the Federal Minister of Indian Affairs and Northern Development in late August 2006.  The Federal Minister is currently reviewing and must concur with the NIRB recommendation before issuance of a Project Certificate, which is anticipated in the fourth quarter of 2006.  At this point the processing of all ancillary permits necessary for construction can commence.

Cumberland is procuring, staging and shipping initial equipment and supplies for construction of the conventional four season access road from Baker Lake to Meadowbank.  Subject to the timely receipt of all ancillary permits and requisite financing, production is expected to commence in late 2008 or early 2009.

Meadowbank Gold Project

Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)2

Category	Ore (t)	Grade (g/t)	Ounces
Proven	3,020,000	4.8	470,000
Probable	18,300,000	4.1	2,420,000
Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Cumberland is a well financed mineral development and exploration company. The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The shares of Cumberland are traded on the Toronto Stock Exchange and American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO, Mike Carroll, Senior VP and CFO, or Joyce Musial, Manager, Investor Relations

1 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2 Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.